[ARAMARK CORPORATION LETTERHEAD]

June 2, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC 20549-3561

Attention:        David R. Humphrey, Branch Chief

                        Division of Corporation Finance

Re:	ARAMARK Corporation
Form 10-K for the year ended September 30, 2005
Commission File No. 001-16807

Dear Mr. Humphrey:

This letter is being submitted on behalf of ARAMARK Corporation (“ARAMARK” or the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter to L. Frederick Sutherland, Executive Vice President and Chief Financial Officer of ARAMARK, dated May 12, 2006, with respect to the above-referenced annual report on Form 10-K.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005

Management’s Discussion and Analysis

Results of Continuing Operations

Fiscal 2005 Compared to Fiscal 2004

1. Supplementally explain to us and revise your disclosure to include the facts and circumstances surrounding the $10.0 million severance charge associated with the resignation of your CEO announced in September 2004.

Mr. David R. Humphrey

June 2, 2006

On January 1, 2004, Mr. Leonard became our president and chief executive officer and was employed by us pursuant to an employment agreement dated October 27, 2003 (Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed with the Commission on December 19, 2003). The agreement was approved by the Corporate Governance and Human Resources Committee of the Board of Directors which had retained Fred Cook & Associates and Simpson Thacher & Bartlett to advise them on the agreement.

Mr. Leonard’s employment agreement had an initial term of three years, with automatic one-year extensions unless either party provided one-year advance notice that the term would not be extended. The agreement also provided that he would receive a lump sum payment and an annual supplemental retirement benefit for the duration of his life following his termination of employment, other than for cause, with a 50% survivor benefit for his surviving spouse. The retirement benefit is equal to 20% of the sum of his base salary and his average bonus for the three years prior to his termination.

On September 21, 2004, Mr. Leonard resigned his position as president and chief executive officer of the Company, and received the benefits payable upon a termination without cause, as well as his target bonus for fiscal 2004. Accordingly, as disclosed in our Proxy Statement filed with the SEC on December 30, 2004, in connection with his resignation, Mr. Leonard received a lump sum payment of $4,000,000, which was equal to two times his base salary and target bonus, and he received his 2004 target bonus of $1,000,000. In addition, he began to receive monthly retirement payments of $29,722, which he will receive until his death. After his death, his surviving spouse will receive 50% of such retirement payment until her death. Upon his resignation from the Company, all of Mr. Leonard’s stock purchase opportunities and stock options became vested and exercisable.

In connection with Mr. Leonard’s resignation, the Company recorded a charge of approximately $10.0 million for (i) the lump sum payment ($4,000,000), (ii) the present value ($3,900,000) of the future monthly retirement payments, and (iii) a stock compensation charge ($2,100,000) equal to the intrinsic value of all unvested options, the vesting of which was accelerated. Mr. Leonard’s 2004 bonus of $1,000,000 was also charged to compensation expense in accordance with the Company’s normal accounting practice.

We will add the following additional disclosure to the “Managements Discussion and Analysis” included in our fiscal 2006 Annual Report on Form 10-K.

“Upon the resignation of our former chief executive officer in September 2004, we recorded a separation charge of approximately $10.0 million for the lump sum payment ($4.0 million) and the present value of future payments ($3.9 million) due pursuant to his employment agreement, as well as the intrinsic value ($2.1 million) of his outstanding stock options for which vesting was accelerated.”

Mr. David R. Humphrey

June 2, 2006

Financial Condition and Liquidity

Contractual Obligations as of September 30, 2005, page 41

2. We note you have included only the principal portion of your long term debt as of September 30, 2005. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

We have determined the scheduled interest payment amounts and included them in the revised “Contractual Obligations” table set forth below. We have also provided a footnote to the table describing how such interest amounts were estimated.

We will include this additional information in future filings.

	Payments Due by Period
Contractual Obligations as of September 30, 2005	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term borrowings	$1,792,686	$33,948	$827,245	$676,522	$254,971
Capital lease obligations	48,199	12,415	17,395	11,197	7,192
Estimated interest payments (1)	296,300	106,500	122,200	39,600	28,000
Operating leases	576,170	157,103	133,115	98,657	187,295
Purchase obligations	189,440	113,043	43,977	12,988	19,432
Other long-term liabilities reflected on the balance sheet	103,216	9,000	—	—	94,216

	$3,006,011	$432,009	$1,143,932	$838,964	$591,106

(1)	These amounts represent the estimated future interest payments related to our existing debt obligations and swap agreements based on the fixed and variable interest rates specified in the relevant instruments. Payments related to variable rate debt are based on applicable rates at September 30, 2005 plus the specified margin in the relevant debt agreements for each period presented. The amounts provided relate only to debt obligations outstanding at September 30, 2005.

Mr. David R. Humphrey

June 2, 2006

Note 1 – Summary of Significant Accounting Policies

Other Assets, page S-11

3. Supplementally provide us with a table detailing the composition of other assets. For balances representing 50% or less owned entities, you should include the entity name, investment amount, and investment percentage. In addition, please quantify your share of each entity’s income or loss and indicate the line item of the income statement in which that income or loss is classified. If these amounts have been included in operating income rather than in the location specified by Rule 5-03 (b) (13) of Regulation S-X, please explain why you consider this classification to be appropriate. We may have further comment on your response.

As requested, the composition of Other Assets is set forth below (in thousands):

	September 30, 2005	October 1, 2004
Investments	$152,007	$156,709
Client contract investments	196,613	138,975
* (a)	105,225	—
Long-term receivables	33,099	63,275
Deferred charges	51,298	45,831
Other	6,844	1,899

	$545,086	$406,689

(a) *

None of the components of Other Assets exceeded 5% of total assets at fiscal year end 2004 or 2005 and therefore were not separately disclosed pursuant to Rule 5-02-17 of Regulation S-X.

Investments include the following (in thousands):

	September 30, 2005	October 1, 2004
Equity-method investments:
AIM Services Co., Ltd.-Japan (49.8%)	$73,648	$67,915
SMG Partnership (48.5%)	62,125	60,555
Campbell Catering-Ireland (45%)	—	12,127
Other Miscellaneous	12,541	11,006

	148,314	151,603
Other investments	3,693	5,106

	$152,007	$156,709

At October 1, 2004 ARAMARK owned a 45% interest in Campbell Catering and accounted for the investment using the equity method. During fiscal 2005 we acquired an additional 45% ownership interest and since that time Campbell Catering has been accounted for as a consolidated subsidiary.

*	Material omitted and separately filed with the Commission under application for confidential treatment.

Mr. David R. Humphrey

June 2, 2006

ARAMARK’s share of the income of 50% or less owned entities, which is included in the consolidated income statement as a reduction of Cost of Services Provided, is set forth below (in millions).

Fiscal Year	SMG	AIM	Other		Total
2005 (a)	$10.7	$6.7	$1.9		$19.3
2004	10.8	5.3	6.6	(b)	22.7
2003	11.3	4.1	3.1	(b)	18.5

(a)	Excludes $9.7 SMG gain from real estate sale disclosed in footnote 12 to consolidated financial statements and described in the 2005 MD&A.
(b)	Includes Campbell Catering Ireland which is consolidated beginning in fiscal 2005.

ARAMARK’s share of the income from the two principal equity investees, SMG and AIM, has been presented as a component of operating income rather than in the location specified by Rule 5-03 (b) (13) of Regulation S-X since:

(1)	The historical amounts have been immaterial to the consolidated financial statements, representing 3% or less of operating income for the last three fiscal years.

(2)	The historical amounts have not changed materially during the three year period ($15.4 million, $16.1 million and $17.4 million in 2003, 2004 and 2005, respectively), thus not resulting in any meaningful impact on growth trends in operating income or margin.

(3)	ARAMARK is involved in the direct management (Board of Directors and Management Committees) of these entities, both of which operate in the same business areas as ARAMARK. SMG is a general partnership with one other general partner (note that SMG amounts are pre-tax since the partnership is not a taxable entity).

(4)	These entities individually or in the aggregate do not constitute a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X.

In the past, based on the nature of these investments and the immateriality of the amounts involved, we have not considered the equity in income amounts to be material information important to a reader’s understanding of our financial statements. However, we will reevaluate this conclusion again in fiscal 2006.

Mr. David R. Humphrey

June 2, 2006

Note 4 – Goodwill and Other Intangible Assets

Other Intangible Assets, page S-16

4. We note that you have intangible assets comprised of customer relationships and other, and that these assets have useful lives ranging from 3-20 years. Supplementally provide us with a brief summary of the composition of the customer relationship intangible assets, the assigned useful life, gross and net balance sheet amounts, and support for the useful life assigned. We may have further comment on your response.

Following is a brief summary of the customer relationship intangible assets as of September 30, 2005. Customer contract amounts represent the acquisition cost assigned to contractual client relationships acquired in business combination transactions (principally food and support services businesses), based on the estimated fair value at the date of acquisitions. Customer lists amounts represent acquisition cost assigned to large groups of individual customer relationships principally in the uniform rental business.

				Weighted Average
	Gross	Accumulated	Net	Amortization Period
	Amount	Amortization	Amount	(Years)
Customer Contracts	$413,677	$(176,844)	$236,833	11.3
Customer Lists	103,930	(67,125)	36,805	10.2

	$517,607	$(243,969)	$273,638	11.1

Costs allocated to acquired food and support services customer contracts fall primarily into three categories; (i) those that relate to discrete non-cancellable long term client relationships, principally in the sports and entertainment business, (ii) those that relate to facilities services franchise agreements, and (iii) those that relate to large groups of homogeneous client contract relationships acquired in various sectors, including healthcare, education and business services.

The first category, which represents approximately 12% of the total unamortized cost, is amortized over the actual term of the specific contracts acquired, and at September 30, 2005 this group had a weighted average amortization period of fourteen years. The second category, which represents approximately 2% of the total unamortized cost, is amortized over the average term of the franchise agreements acquired which is twenty years. The third category, which represents 86% of the total unamortized cost at September 30, 2005, had a weighted average amortization period of 10.7 years, which is based on ARAMARK’s historical client retention rates. While retention experience varies somewhat by business area, our historical client retention rates have generally ranged from 93% to 95% for an extended time period. For this type of acquired contract relationship we expect to be able to replicate our historical retention experience resulting in significant economic benefits flowing from these contractual relationships for an extended time period. Based on our historical experience we expect client attrition to

Mr. David R. Humphrey

June 2, 2006

occur gradually throughout this period. We amortize the costs allocated to these groups of acquired contractual relationships over periods ranging from six to fifteen years determined by our actual client retention experience in the particular business area. The amortization period generally equals the mid point of the expected total contract group life.

Customer list costs are generally amortized over a period of ten years. In the uniform rental business our historical customer retention rates have consistently been in the 92% to 94% range for an extended period of time. Applying our actual customer retention experience to the acquired customer groups suggests these relationships will continue to provide economic benefits for an extended time period, with customer attrition occurring gradually throughout that period. Since it is not practical to separately track the thousands of individual customer relationships, we amortize the total cost over a ten year period which we believe is reflective of the diminution in value that occurs through normal customer attrition over time.

Note 6 – Pension and Profit Sharing Plans, page S-21

5. With regard to your defined benefit pension plans we see that you do not present disclosures regarding the composition of the net periodic benefit cost recognized, benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter, your best estimate of contributions expected to be paid to the plan during the next fiscal year, the basis used to determine the overall expected long-term rate-of-return-on-assets assumption and certain other related disclosures required under SFAS 132(R). Please provide us with these disclosures supplementally in support of your determination that these amounts are not material.

ARAMARK maintains several defined benefit pension plans, principally in the UK and Canada. These plans combined, represent 92% of the projected benefit obligation and 93% of the fair value of plan assets as of September 30, 2005. The remaining defined benefit pension plans are inconsequential.

There are approximately 3,000 participants in the defined benefit pension plans in the UK and Canada combined, representing less than 2% of ARAMARK’s approximately 240,000 employees worldwide. ARAMARK generally does not utilize defined benefit pension plans as a means of providing retirement income to employees. Based on the immateriality of these plans to ARAMARK’s consolidated financial position and operating results certain disclosures required by SFAS No. 132(R) were omitted from footnote No. 6 to our 2005 financial statements. This information is presented below.

Mr. David R. Humphrey

June 2, 2006

1. Components of net periodic pension cost recognized (in thousands):

	2003	2004	2005
Service cost	$3,356	$5,731	$6,830
Interest cost	5,769	6,504	7,839
Amortization of unrecognized transition obligation	(131)	(45)	0
Amortization of unrecognized prior service cost	117	200	225
Amortization of unrecognized net loss (gain)	7	(933)	832
Expected return on assets	(5,522)	(5,763)	(6,871)

Net periodic pension cost	$3,596	$5,694	$8,855

2. Accumulated benefit obligation (in thousands):

	October 1, 2004	September 30, 2005
Accumulated benefit obligation	$114,992	$129,491

These amounts are lower than the projected benefit obligation amounts of $127,718 and $151,060 disclosed in Note 6.

3. Benefits expected to be paid (in thousands):

Fiscal 2006	$7,077
Fiscal 2007	6,861
Fiscal 2008	6,988
Fiscal 2009	7,481
Fiscal 2010	7,586
Next five fiscal years thereafter	40,388

4. The expected contributions to be paid during the next fiscal year are approximately $11.7 million.

5. The weighted-average long-term rate of return on assets was determined based on an estimated weighted-average of long-term returns of major asset classes. In determining asset class returns, the company took into account long-term returns of major asset classes, historical performance of plan assets, the current interest rate environment, plan demographics, acceptable risk levels and the estimated value of active asset management.

In our opinion these additional disclosures required by SFAS No. 132(R) were not material to the ARAMARK 2005 financial statements taken as a whole or critical to a reader’s understanding of the Company’s current and future results of operations and cash flows. The net periodic pension cost represents 1.5% or less of consolidated operating income for fiscal years 2003, 2004 and 2005, and the annual expected future benefits and contributions to be paid represent less than 2% of cash flows provided by operating activities for fiscal 2005.

Mr. David R. Humphrey

June 2, 2006

We will of course reconsider the materiality in the context of the fiscal 2006 financial statements and include any disclosures deemed material, including any such items related to prior periods.

Note 7 – Income Taxes, page S-22

6. In your critical accounting policies disclosures you refer to the use of a valuation allowance to be recorded against a deferred tax asset. However, you state on page S-24 that certain subsidiaries have accumulated net operating loss carry-forwards for which no tax benefit has been recorded based upon the uncertainty of realization. You provide similar disclosures in connection with certain tax credit carry-forwards. Supplementally explain whether and how these amounts have been reflected in the tables of deferred tax liabilities and assets that follow. If they have not been included in the tables and offset by a valuation allowance, please explain your basis in GAAP for your accounting treatment.

On page 32 under Income Taxes we stated “we must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.” This statement is accurate and reflects our accounting policy, including when necessary, the determination of valuation allowance amounts.

The state net operating loss (NOL) carry-forward information described on page S-24 relates to ten different legal entities and twenty-six different taxing jurisdictions. Our legal entity structure and national presence requires that we file thousands of individual state income tax returns, each requiring a separate determination of state taxable income or loss. Further, our cost structure (including interest expense) requires that we allocate a portion of centrally incurred costs to our numerous subsidiaries. In certain instances this process results in individual subsidiaries reporting losses for state income tax purposes, a condition that has persisted for an extended time period. Based on our existing legal entity make-up and current cost structure, it is highly unlikely these state NOL’s will be realized, and as a result, we have not recognized any tax benefit related to these amounts. Given the large number of individually small balances (10 entities and 26 taxing jurisdictions) the deferred tax asset and the related valuation allowance of the same amount are netted, and not shown separately in the table. Since there has been no effect on the income tax provision over the years and it is highly unlikely there will be any future effect, we felt this presentation was appropriate under the circumstances.

A similar condition exists for three of our small International subsidiaries and we follow the same practice.

Individually no legal entity state or foreign jurisdiction NOL amount is significant and none exceeds 5% of total deferred tax assets, the materiality guideline for including line items in the table.

Mr. David R. Humphrey

June 2, 2006

We also considered the $3.0 million foreign tax credit carry forward to be immaterial and presented it the same way.

We consider our consistent presentation of this item to be substantively GAAP compliant since (i) an alternative approach would not change our reported income tax provision or net income, (ii) the individual amounts involved are immaterial, and (iii) the nature of these tax attributes and aggregate amounts are disclosed in the footnote.

Note 10 – Commitments and Contingencies, page S-28

7. We note from your disclosure on page S-28 that you have recorded the $105 million of compensatory and punitive damages associated with the intoxicated driver lawsuit as well as the amount of the expected recovery should such liability be upheld. Supplementally explain to us [why] your basis in GAAP for recording the expected recovery. Your response should specifically address why you feel this contingent gain is probable under paragraph 17 of SFAS 5, and should include the amount recorded. We may have further comment on your response.

By way of background, as disclosed in Note 10, on January 18 and 19, 2005, a New Jersey jury found ARAMARK Corporation and certain affiliates liable for approximately $30 million in compensatory damages and $75 million in punitive damages in connection with an automobile accident caused by an intoxicated driver who attended a professional football game at which certain affiliates of the Company provided food and beverage service. The Company and its affiliates appealed the judgment to the Appellate Division of Superior Court of New Jersey on April 13, 2005.

Notwithstanding the appeal process, based on the jury award a liability of $105 million was recorded in the second quarter of fiscal 2005. Concurrently the related recovery was also recorded as an asset for the same amount.

*

*

*	Material omitted and separately filed with the Commission under an application for confidential treatment.

Mr. David R. Humphrey

June 2, 2006

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (215) 238-3477.

Sincerely,

/s/ JOHN M. LAFFERTY
John M. Lafferty
Senior Vice President, Controller and Chief Accounting Officer

cc: L. Frederick Sutherland